82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

02 JUL 23

02042778

SUPPL

July 11, 2002

PRESS RELEASE

GGL ANNOUNCES COMPLETION OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has closed the private placement announced on May 16, 2002 and has raised gross proceeds of $956,875. The private placement was completed in three tranches and consisted of a total of 6,475,000 units at $0.125 per unit and 983,333 flow-through shares at $0.15 per share. The securities have four month hold periods ending on October 1, October 25 and November 12, 2002. Each unit consisted of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital.

GGL DIAMOND CORP.

Raymond A. Hrkac, President

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL